UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42810

YD Bio Limited

(Exact name of registrant as specified in its charter)

12F., No. 3, Xingnan St.,

Nangang Dist.,

Taipei City 115001, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Departure of Chief Operating Officer

On September 24, 2025, Ms. May Tsai, Chief Operating Officer of YD Bio Limited (the “Company”), tendered her resignation for personal health reasons, effective as of September 24, 2025. Ms. Tsai’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company commenced a search for a new Chief Operating Officer. Following Ms. Tsai’s resignation, the Company engaged Ms. Nina Wu as a strategic consultant. Ms. Wu will assist with investor communications and manage the Company’s interaction with the capital markets. Ms. Wu previously worked with Taiwan Sotheby’s International Realty under the Primasia Group from 2012 to 2022 and served as Investor Director at Trade & Investment Queensland’s Taiwan Office, where she engaged leading institutions, multinational corporations, and government agencies in 2023.

Registration of the Shares Underlying the Public Warrants and Exercisability of the Company’s Public Warrants

The Company has filed a registration statement on Form F-1 (File No. 333-290471) (the “Registration Statement”) dated September 23, 2025 to register the offer and sale of ordinary shares held by certain shareholders and the ordinary shares issuable upon exercise of private placement warrants. In light of the recent event, the Company plans to amend the Registration Statement to include the registration of the issuance of ordinary shares underlying the publicly traded warrants (the “Public Warrants”) which trade on Nasdaq under the ticker, YDESW. The Public Warrants will not become exercisable until the Registration Statement is amended and declared effective by the U.S. Securities and Exchange Commission. If the Registration Statement covering the Ordinary Shares underlying the Public Warrants is not effective by the 60th business day following the closing of the business combination—or if at any time thereafter the registration statement is not maintained as effective and current—holders may exercise their Public Warrants on a cashless basis during such periods of ineffectiveness.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YD Bio Limited

By:	/s/ Ethan Shen
Name:	Ethan Shen
Title:	Chief Executive Officer and Chairman

Date: September 26, 2025

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